EXHIBIT 99.1

O2Micro to Announce Third Quarter 2021 Results

GEORGE TOWN, Grand Cayman, Oct. 08, 2021 (GLOBE NEWSWIRE) -- O2Micro® International Limited, (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, will announce its financial results for the Third Quarter ending September 30, 2021, on Friday, October 29th, 2021.

The press release will be followed by a conference call at 6:00 a.m. (US Pacific), 9:00 a.m. (US Eastern). You may participate using the following dial-in information:

Conference Code: 6414359

Participants, Int'l Toll:   800-767-8973
Participants, US/CAN: 800-767-8973

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

The Call-in Audio Replay will be available following the call from October 29th, 2021, at 12:00PM Eastern Time (US & Canada) through November 5th, 2021 at 12:00PM Eastern Time (US & Canada)
https://bit.ly/3uLH1Ny

About O2Micro
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, and Battery Power Management. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email: ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com